SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Pacific Internet Limited

(Name of Subject Company)
Pacific Internet Limited

(Name of Persons Filing Statement)
Ordinary Shares

(Title of Class of Securities)
Y66183-10-7

(CUSIP Number of Class of Securities)
Deborah Foo, Vice President, Group Legal
89 Science Park Drive, #01-07 The Rutherford, Singapore 118261
Tel: (65) 6771 0885

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a Copy to:
Ashok K. Lalwani
Baker & McKenzie. Wong & Leow
Millenia Tower, # 27-01
1 Temasek Avenue
Singapore 039192

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Items 1 through 8
Item 9. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.(a)(1) Circular to Shareholders dated May 26, 2006
EX-99.(a)(2) Letter to Shareholders dated May 26, 2006
EX-99.(a)(3) Press Release dated May 26, 2006

Items 1 through 8.
Pacific Internet Limited hereby incorporates by reference the information set forth in the Circular to Shareholders dated May 26, 2006 and attached hereto as Exhibit (a)(1) in response to the information required by Items 1 through 8 of this Schedule 14D-9.
Item 9. Exhibits
The following exhibits are filed with this statement:

Exhibit No.	Description
(a)(1)	Circular to Shareholders dated May 26, 2006

(a)(2)	Letter to Shareholders dated May 26, 2006

(a)(3)	Press Release dated May 26, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFIC INTERNET LIMITED
Date: May 26, 2006	By: /s/ Phey Teck Moh

	Name:	Phey Teck Moh
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Circular to Shareholders dated May 26, 2006

(a)(2)	Letter to Shareholders dated May 26, 2006

(a)(3)	Press Release dated May 26, 2006